May 20, 2014

VIA EDGAR

Mr. Mark Shuman, Branch Chief - Legal

United States Securities and Exchange Commission

Washington, D.C. 20549-0305

Re:	The Luxurious Travel Corp.
Registration Statement on Form S-1
File No. 333-193386

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Shuman:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, The Luxurious Travel Corp. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-193386), as amended (the “Registration Statement”), so that it may become effective at 1:00 p.m. Eastern Daylight Time on May 22, 2014, or as soon as practicable thereafter.

The Registrant hereby authorizes James G. Dodrill II, of The Law Office of James G. Dodrill II, P.A., to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 We request that we be notified of such effectiveness by a telephone call to Mr. Dodrill at (561) 862-0529. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to the attention of James Dodrill at The Law Office of James G. Dodrill II, P.A., via facsimile at (561) 892-7787.

Best Regards,

The Luxurious Travel Corp.

/s/ Todd Delmay
Todd Delmay
Chief Executive Officer

cc: James Dodrill, Esq.